604 Page 1 23-Mar-2026 To Company Name/Scheme ACN/ARSN 1. Details of substantial holder (1) Name ACN/ARSN (if applicable) There was a change in the interests of the 19/03/2026 substantial holder on The previous notice was given to the company on 12/02/2026 The previous notice was dated 10/02/2026 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Consideration given in relation to change (7) Person's votes affected 4.Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Person's votes STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 16,864 Ordinary 16,864 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 470,912 Ordinary 470,912 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 32,024 Ordinary 32,024 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 34,248 Ordinary 34,248 STATE STREET GLOBAL ADVISORS ASIA LIMITED 26,895 Ordinary 26,895 STATE STREET GLOBAL ADVISORS ASIA LIMITED 13,113 Ordinary 13,113 STATE STREET GLOBAL ADVISORS ASIA LIMITED 7,927 Ordinary 7,927 STATE STREET GLOBAL ADVISORS ASIA LIMITED 14,138 Ordinary 14,138 STATE STREET GLOBAL ADVISORS ASIA LIMITED 29,620 Ordinary 29,620 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 9,911 Ordinary 9,911 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 45,748 Ordinary 45,748 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 373,517 Ordinary 373,517 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 21,076 Ordinary 21,076 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 5,751 Ordinary 5,751 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 171,341 Ordinary 171,341 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 80,719 Ordinary 80,719 n/a Nykredit Bank A.S BNP Paribas State Street Bank and Trust Co n/a 35,825,599 Nature of relevant interest (6) Bank of New York Mellon n/a JPMorgan AG n/a Caceis Bank Luxembourg 004 458 404 Nature of change (6) Registered holder of securities n/a Ordinary Person’s votes Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Voting power (5) n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Person entitled to be registered as holder (8) Citibank NA Section 671B n/a Form 604 Northern Trust Company Notice of change of interests of substantial holder n/a Person’s votes RIO TINTO LIMITED State Street Bank and Trust Co n/a Previous notice Sumitomo Trust and Banking Co USA n/a JPMorgan AG n/a Corporations Act 2001 n/a Annexure A, B & C Voting power (5) 32,055,574 Class and number of securities UBS AG n/a State Street Corporation and subsidiaries named in paragraph 6 to this form Brown Brothers Harriman and Co n/a JPMorgan AG n/a Present notice Bank of New York Mellon Person whose relevant interest changed 9.65% Class and number of securities affected n/a 8.62% State Street Bank and Trust Co EXHIBIT 99.14

604 Page 2 23-Mar-2026 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 191,433 Ordinary 191,433 STATE STREET BANK AND TRUST COMPANY 19,067 Ordinary 19,067 STATE STREET BANK AND TRUST COMPANY 300,497 Ordinary 300,497 STATE STREET BANK AND TRUST COMPANY 79,483 Ordinary 79,483 STATE STREET BANK AND TRUST COMPANY 35 Ordinary 35 STATE STREET BANK AND TRUST COMPANY 39,217 Ordinary 39,217 STATE STREET BANK AND TRUST COMPANY 79 Ordinary 79 STATE STREET BANK AND TRUST COMPANY 21,747 Ordinary 21,747 STATE STREET BANK AND TRUST COMPANY 20,015 Ordinary 20,015 STATE STREET BANK AND TRUST COMPANY 22,906 Ordinary 22,906 STATE STREET BANK AND TRUST COMPANY 21,380 Ordinary 21,380 STATE STREET BANK AND TRUST COMPANY 6,295 Ordinary 6,295 STATE STREET BANK AND TRUST COMPANY 209,314 Ordinary 209,314 STATE STREET BANK AND TRUST COMPANY 68,079 Ordinary 68,079 STATE STREET BANK AND TRUST COMPANY 28,479 Ordinary 28,479 STATE STREET BANK AND TRUST COMPANY 16,559 Ordinary 16,559 STATE STREET BANK AND TRUST COMPANY 9,968 Ordinary 9,968 STATE STREET BANK AND TRUST COMPANY 4,742 Ordinary 4,742 STATE STREET BANK AND TRUST COMPANY 1,534 Ordinary 1,534 STATE STREET BANK AND TRUST COMPANY 31,233 Ordinary 31,233 STATE STREET BANK AND TRUST COMPANY 51,118 Ordinary 51,118 STATE STREET BANK AND TRUST COMPANY 41,881 Ordinary 41,881 For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For borrowed securities:Relevant interest under section 608(1) being the holder of securities subject to an obligation to return under a securities lending agreement.STATE STREET BANK AND TRUST COMPANY has on-lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest STATE STREET BANK AND TRUST COMPANY VANECK ETF FUNDS TEACHER RETIREMENT SYSTEM OF TEXAS MANAGED PENSION FUNDS LIMITED STATE STREET BANK AND TRUST COMPANY ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND LIMITED SA FUNDS- INVESTMENT TRUST ARROWSTREET CLARENDON TRUST FUND AWARE SUPER PTY LTD AS TRUSTEE OF THE AWARE SUPER LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION SEA1 VANECK ETF FUNDS ARROWSTREET ACWI EX US ALPHA EXTENSION TRUST FUND U THE REGENTS OF THE UNIVERSITY OF CALIFORNIA STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY MANAGED PENSION FUNDS LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Arrowstreet Capital Newbury Fund Limited n/a ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND VALIC UNKNOWN STATE STREET BANK AND TRUST COMPANY OREGON STATE TREASURY AWARE SUPER PTY LTD AS TRUSTEE OF THE AWARE SUPER VALIC JP MORGAN ASSET MANAGEMENT (CANADA) INC. STATE TREASURER OF THE STATE OF MICHIGAN STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV STATE STREET BANK AND TRUST COMPANY OREGON STATE TREASURY SA FUNDS- INVESTMENT TRUST STATE STREET BANK AND TRUST COMPANY UBS (LUX) FUND SOLUTIONS STATE STREET BANK AND TRUST COMPANY UBS (LUX) FUND SOLUTIONS ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND (CAYMAN) LIMITED SEA1 STATE TREASURER OF THE STATE OF MICHIGAN Northern Trust Company LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION JP MORGAN ASSET MANAGEMENT (CANADA) INC. THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

604 Page 3 23-Mar-2026 STATE STREET BANK AND TRUST COMPANY 10,580 Ordinary 10,580 STATE STREET BANK AND TRUST COMPANY 4,671 Ordinary 4,671 STATE STREET BANK AND TRUST COMPANY 7,168 Ordinary 7,168 STATE STREET BANK AND TRUST COMPANY 15,969 Ordinary 15,969 STATE STREET BANK AND TRUST COMPANY 7,863 Ordinary 7,863 STATE STREET BANK AND TRUST COMPANY 8,630 Ordinary 8,630 STATE STREET BANK AND TRUST COMPANY 1,473 Ordinary 1,473 STATE STREET BANK AND TRUST COMPANY 3,014 Ordinary 3,014 STATE STREET BANK AND TRUST COMPANY 356 Ordinary 356 STATE STREET BANK AND TRUST COMPANY 40,036 Ordinary 40,036 STATE STREET BANK AND TRUST COMPANY 692 Ordinary 692 STATE STREET BANK AND TRUST COMPANY 14,352 Ordinary 14,352 STATE STREET BANK AND TRUST COMPANY 64,074 Ordinary 64,074 STATE STREET BANK AND TRUST COMPANY 597 Ordinary 597 STATE STREET BANK AND TRUST COMPANY 133,134 Ordinary 133,134 STATE STREET BANK AND TRUST COMPANY 1,000 Ordinary 1,000 STATE STREET BANK AND TRUST COMPANY 1,463 Ordinary 1,463 STATE STREET BANK AND TRUST COMPANY 62,502 Ordinary 62,502 STATE STREET BANK AND TRUST COMPANY 15,155 Ordinary 15,155 STATE STREET BANK AND TRUST COMPANY 99,512 Ordinary 99,512 STATE STREET BANK AND TRUST COMPANY 7,829 Ordinary 7,829 STATE STREET BANK AND TRUST COMPANY 1,398,324 Ordinary 1,398,324 STATE STREET BANK AND TRUST COMPANY 115,683 Ordinary 115,683 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan STATE STREET BANK AND TRUST COMPANY TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS STATE STREET BANK AND TRUST COMPANY TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS AQR Flex 1 Series LLC Series A15 RETIREMENT SYSTEMS OF ALABAMA SSUTM AUTHORISED UNIT TRUST SCHEME STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED CCC SSGA FUNDS STATE STREET BANK AND TRUST COMPANY CONFIDENTIAL CLIENT N AQR Flex 1 Series LLC Series A11 DIMENSIONAL FUND ADVISORS DIMENSIONAL FUND ADVISORS SSGA SPDR ETFS EUROPE I PLC AQR Flex 1 Series LLC Series A13 SSGA SPDR ETFS EUROPE II PLC RETIREMENT SYSTEMS OF ALABAMA SOCIAL PROTECTION FUND SSGA FUNDS STATE STREET BANK AND TRUST COMPANY SSGA SPDR ETFS EUROPE I PLC INDEPENDENT ADVISOR SOLUTIONS, INC. SSUTM AUTHORISED UNIT TRUST SCHEME STATE STREET BANK AND TRUST COMPANY CONFIDENTIAL CLIENT ASIA A CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM INTESA SANPAOLO WEALTH MANAGEMENT S.A. STATE STREET BANK AND TRUST COMPANY SOCIAL PROTECTION FUND INDEPENDENT ADVISOR SOLUTIONS, INC. STATE STREET BANK AND TRUST COMPANY ARROWSTREET CANADA GLOBAL WORLD ALPHA EXTENSION FUND I CBJ AS SUB- TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS CONFIDENTIAL CLIENT N CONFIDENTIAL CLIENT KK CBJ AS SUB- TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS CONFIDENTIAL CLIENT KK CONFIDENTIAL CLIENT ASIA A STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED INTESA SANPAOLO WEALTH MANAGEMENT S.A. SSGA SPDR ETFS EUROPE II PLC Arrowstreet (Canada) Global ACWI150 Alpha Extension Fund I Arrowstreet Developed Market Alpha Extension Trust Fund

604 Page 4 23-Mar-2026 STATE STREET BANK AND TRUST COMPANY 18,975 Ordinary 18,975 STATE STREET BANK AND TRUST COMPANY 46,050 Ordinary 46,050 STATE STREET BANK AND TRUST COMPANY 10,642 Ordinary 10,642 STATE STREET BANK AND TRUST COMPANY 8,281 Ordinary 8,281 STATE STREET BANK AND TRUST COMPANY 89,609 Ordinary 89,609 STATE STREET BANK AND TRUST COMPANY 323,287 Ordinary 323,287 STATE STREET BANK AND TRUST COMPANY 1,764 Ordinary 1,764 STATE STREET BANK AND TRUST COMPANY 214,249 Ordinary 214,249 STATE STREET BANK AND TRUST COMPANY 64,652 Ordinary 64,652 STATE STREET GLOBAL ADVISORS TRUST COMPANY 62,328 Ordinary 62,328 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,047,705 Ordinary 4,047,705 STATE STREET GLOBAL ADVISORS TRUST COMPANY 196,521 Ordinary 196,521 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,586 Ordinary 4,586 STATE STREET GLOBAL ADVISORS TRUST COMPANY 3,302 Ordinary 3,302 STATE STREET GLOBAL ADVISORS TRUST COMPANY 108,067 Ordinary 108,067 STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY 678 Ordinary 678 SSGA FUNDS MANAGEMENT, INC. 1,179,302 Ordinary 1,179,302 SSGA FUNDS MANAGEMENT, INC. 1,699 Ordinary 1,699 SSGA FUNDS MANAGEMENT, INC. 6,739 Ordinary 6,739 SSGA FUNDS MANAGEMENT, INC. 13,237 Ordinary 13,237 STATE STREET GLOBAL ADVISORS LIMITED 38,339 Ordinary 38,339 STATE STREET GLOBAL ADVISORS LIMITED 197,218 Ordinary 197,218 STATE STREET GLOBAL ADVISORS LIMITED 25,239 Ordinary 25,239 STATE STREET GLOBAL ADVISORS LIMITED 8,902 Ordinary 8,902 STATE STREET GLOBAL ADVISORS LIMITED 1,028 Ordinary 1,028 STATE STREET GLOBAL ADVISORS LIMITED 15,397 Ordinary 15,397 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest TEACHER RETIREMENT SYSTEM OF TEXAS n/a UBS (IRL) ETF PLC CALSTRS n/a Northern Trust Company n/a JPMorgan AG n/a Pictet and Cie Wilmington Trust Co n/a n/a Brown Brothers Harriman and Co n/a State Street Bank and Trust Co CAISSE DE DEPOT ET PLACEMENT DU QUEBEC BNP Paribas Brown Brothers Harriman and Co SSGA SPDR INDEX SHARE FUNDS ALLIANCE BERNSTEIN Bank of New York Mellon n/a THE EATON VANCE INVESTMENT COMPANIES CAISSE DE DEPOT ET PLACEMENT DU QUEBEC n/a HSBC Bank PLC CALSTRS n/a THE EATON VANCE INVESTMENT COMPANIES n/a CBJ AS SUB- TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION n/a State Street Bank and Trust Co MERCER GLOBAL INVESTMENTS UBS (IRL) ETF PLC JPMorgan AG n/a n/a Northern Trust Company TEACHER RETIREMENT SYSTEM OF TEXAS Bank of New York Mellon Citibank NA n/a n/a n/a MERCER GLOBAL INVESTMENTS CBJ AS SUB- TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION UBS AG ALLIANCE BERNSTEIN SSGA SPDR INDEX SHARE FUNDS State Street Bank and Trust Co

604 Page 5 23-Mar-2026 STATE STREET GLOBAL ADVISORS LIMITED 13,057 Ordinary 13,057 STATE STREET GLOBAL ADVISORS LIMITED 319,643 Ordinary 319,643 STATE STREET GLOBAL ADVISORS LIMITED 8,573 Ordinary 8,573 STATE STREET GLOBAL ADVISORS LIMITED 5,492 Ordinary 5,492 STATE STREET GLOBAL ADVISORS, LTD. 31,977 Ordinary 31,977 STATE STREET GLOBAL ADVISORS, LTD. 7,998 Ordinary 7,998 STATE STREET GLOBAL ADVISORS, LTD. 562 Ordinary 562 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,231,501 Ordinary 1,231,501 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 13,584,434 Ordinary 13,584,434 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 12,435 Ordinary 12,435 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 131,960 Ordinary 131,960 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,266,666 Ordinary 1,266,666 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 4,200,538 Ordinary 4,200,538 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: 6. Addresses The addresses of persons named in this form are as follows: Signature print name capacity sign here date 23/03/2026 STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Authorised signatory n/a 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES Bank of New York Mellon Subsidiary of State Street Corporation n/a STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1981 MCGILL COLLEGE AVENUE, SUITE 500, MONTREAL QUÉBEC H3A 3A8, CANADA BFF Bank S.p.A. Subsidiary of State Street Corporation State Street Bank and Trust Co STATE STREET GLOBAL ADVISORS EUROPE LIMITED Citibank NA Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS LIMITED Name and ACN/ARSN (if applicable) 68TH FLOOR, TWO INTERNATIONAL FINANCE CENTRE, 8 FINANCE STREET, CENTRAL, HONG KONG, CHINA n/a STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY KING FAHAD , ALOLAYA , 7277, RIYADH, RIYADH, 12212, SAUDI ARABIA Citibank NA Northern Trust Company Subsidiary of State Street Corporation 78 SIR JOHN ROGERSON’S QUAY, DUBLIN 2, IRELAND n/a Subsidiary of State Street Corporation Pictet and Cie n/a SSGA FUNDS MANAGEMENT, INC. ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES n/a Subsidiary of State Street Corporation BNP Paribas n/a JPMorgan AG STATE STREET GLOBAL ADVISORS ASIA LIMITED TORANOMON HILLS MORI TOWER 25F, 1-23-1 TORANOMON, MINATO-KU, TOKYO, 105-6325, JAPAN Subsidiary of State Street Corporation LEVEL 15, 420 GEORGE STREET, SYDNEY NSW 2000, AUSTRALIA State Street Bank and Trust Co Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Northern Trust Company Alok Maheshwary Subsidiary of State Street Corporation Name n/a Address n/a CIBC Mellon n/a 20 CHURCHILL PLACE, LONDON, ENGLAND, E14 5HJ, UNITED KINGDOM Northern Trust Company STATE STREET BANK AND TRUST COMPANY n/a 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES n/a Nature of association n/a Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS, LTD.

604 Page 6 23-Mar-2026 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and ADDRESSES of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

604 Page 7 23-Mar-2026 Annexure A This is Annexure A referred to in Form 604, Notice of change of interest of substantial holder 23/03/2026 Date of change Consideration given in relation to change Person's votes affected 11/02/2026 164.56 -582 Ordinary -582 11/02/2026 164.56 -36 Ordinary -36 11/02/2026 164.56 418 Ordinary 418 11/02/2026 164.56 582 Ordinary 582 11/02/2026 n/a -3,097 Ordinary -3,097 11/02/2026 n/a -1,310 Ordinary -1,310 11/02/2026 n/a -889 Ordinary -889 11/02/2026 n/a -13,817 Ordinary -13,817 11/02/2026 n/a -44,381 Ordinary -44,381 11/02/2026 n/a -4,932 Ordinary -4,932 11/02/2026 n/a -1,598 Ordinary -1,598 11/02/2026 n/a -142 Ordinary -142 11/02/2026 n/a -132 Ordinary -132 11/02/2026 n/a -2,215 Ordinary -2,215 11/02/2026 n/a -1,446 Ordinary -1,446 11/02/2026 n/a -35 Ordinary -35 11/02/2026 n/a -34,093 Ordinary -34,093 11/02/2026 n/a -492 Ordinary -492 11/02/2026 n/a -54,589 Ordinary -54,589 11/02/2026 n/a -1,926 Ordinary -1,926 11/02/2026 n/a -3,439 Ordinary -3,439 11/02/2026 n/a 456 Ordinary 456 11/02/2026 n/a -117 Ordinary -117 11/02/2026 n/a -19,531 Ordinary -19,531 11/02/2026 n/a -1 Ordinary -1 11/02/2026 n/a -878 Ordinary -878 11/02/2026 n/a -843 Ordinary -843 11/02/2026 n/a -456 Ordinary -456 11/02/2026 n/a -88 Ordinary -88 11/02/2026 n/a -34 Ordinary -34 11/02/2026 n/a -11 Ordinary -11 11/02/2026 n/a -9,450 Ordinary -9,450 11/02/2026 n/a 34 Ordinary 34 11/02/2026 n/a -67,880 Ordinary -67,880 11/02/2026 n/a -1,425 Ordinary -1,425 11/02/2026 n/a -859 Ordinary -859 11/02/2026 n/a -4,338 Ordinary -4,338 11/02/2026 n/a -8 Ordinary -8 11/02/2026 n/a -53 Ordinary -53 11/02/2026 n/a -29 Ordinary -29 Alok Maheshwary Authorised signatory Dated the STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Nature of change Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Class and number of securities affected STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Person whose relevant interest changed Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 8 23-Mar-2026 11/02/2026 n/a -82 Ordinary -82 11/02/2026 n/a -28,705 Ordinary -28,705 11/02/2026 n/a -553 Ordinary -553 11/02/2026 n/a -153 Ordinary -153 11/02/2026 n/a -63 Ordinary -63 11/02/2026 n/a -422 Ordinary -422 11/02/2026 n/a -57 Ordinary -57 11/02/2026 n/a -10 Ordinary -10 11/02/2026 n/a -43,784 Ordinary -43,784 11/02/2026 n/a -2,130 Ordinary -2,130 11/02/2026 n/a -81 Ordinary -81 11/02/2026 n/a -11 Ordinary -11 11/02/2026 n/a -79 Ordinary -79 11/02/2026 n/a -6 Ordinary -6 11/02/2026 n/a -2,823 Ordinary -2,823 11/02/2026 n/a 103 Ordinary 103 11/02/2026 n/a 1,074 Ordinary 1,074 11/02/2026 n/a -4,257 Ordinary -4,257 11/02/2026 n/a -692 Ordinary -692 11/02/2026 n/a 692 Ordinary 692 11/02/2026 n/a -356 Ordinary -356 11/02/2026 n/a 356 Ordinary 356 11/02/2026 n/a -5,139 Ordinary -5,139 11/02/2026 n/a 4,470 Ordinary 4,470 11/02/2026 n/a -9,968 Ordinary -9,968 11/02/2026 n/a 9,968 Ordinary 9,968 11/02/2026 n/a -597 Ordinary -597 11/02/2026 n/a 597 Ordinary 597 11/02/2026 n/a -6,947 Ordinary -6,947 11/02/2026 n/a -11,012 Ordinary -11,012 11/02/2026 n/a 4,656 Ordinary 4,656 11/02/2026 n/a -1,534 Ordinary -1,534 11/02/2026 n/a 1,534 Ordinary 1,534 11/02/2026 n/a -38,687 Ordinary -38,687 11/02/2026 n/a 38,687 Ordinary 38,687 11/02/2026 n/a -10,580 Ordinary -10,580 11/02/2026 n/a 10,580 Ordinary 10,580 11/02/2026 n/a -36,426 Ordinary -36,426 11/02/2026 n/a 36,426 Ordinary 36,426 11/02/2026 n/a -103,002 Ordinary -103,002 11/02/2026 n/a 103,002 Ordinary 103,002 11/02/2026 n/a -51,118 Ordinary -51,118 11/02/2026 n/a 51,118 Ordinary 51,118 11/02/2026 n/a 45,358 Ordinary 45,358 11/02/2026 n/a -21,942 Ordinary -21,942 11/02/2026 n/a 21,942 Ordinary 21,942 11/02/2026 164.56 344 Ordinary 344 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 9 23-Mar-2026 11/02/2026 163.30 204 Ordinary 204 12/02/2026 168.80 488 Ordinary 488 12/02/2026 n/a -680 Ordinary -680 12/02/2026 n/a -256 Ordinary -256 12/02/2026 n/a 449 Ordinary 449 12/02/2026 n/a 256 Ordinary 256 12/02/2026 n/a 231 Ordinary 231 12/02/2026 n/a 584 Ordinary 584 12/02/2026 n/a 710 Ordinary 710 12/02/2026 n/a 11 Ordinary 11 12/02/2026 n/a -896 Ordinary -896 12/02/2026 n/a 1,708 Ordinary 1,708 12/02/2026 n/a 1,023 Ordinary 1,023 12/02/2026 n/a 81,809 Ordinary 81,809 12/02/2026 n/a 2,165 Ordinary 2,165 12/02/2026 n/a 2,361 Ordinary 2,361 12/02/2026 n/a 1,709 Ordinary 1,709 12/02/2026 n/a -46 Ordinary -46 12/02/2026 n/a 12,106 Ordinary 12,106 12/02/2026 n/a 1,460 Ordinary 1,460 12/02/2026 n/a -707 Ordinary -707 12/02/2026 n/a 1,781 Ordinary 1,781 12/02/2026 n/a 15,171 Ordinary 15,171 12/02/2026 n/a 180 Ordinary 180 12/02/2026 n/a 2,869 Ordinary 2,869 12/02/2026 n/a 10,236 Ordinary 10,236 12/02/2026 n/a 10,258 Ordinary 10,258 12/02/2026 n/a 511 Ordinary 511 12/02/2026 n/a 28 Ordinary 28 12/02/2026 n/a 166 Ordinary 166 12/02/2026 168.80 -583 Ordinary -583 12/02/2026 168.80 1,063 Ordinary 1,063 12/02/2026 168.80 583 Ordinary 583 12/02/2026 167.67 554 Ordinary 554 12/02/2026 168.80 680 Ordinary 680 12/02/2026 n/a -437 Ordinary -437 12/02/2026 n/a -584 Ordinary -584 12/02/2026 n/a -265 Ordinary -265 12/02/2026 168.80 28 Ordinary 28 12/02/2026 168.46 -892 Ordinary -892 13/02/2026 169.74 836 Ordinary 836 13/02/2026 169.74 418 Ordinary 418 13/02/2026 169.74 1,126 Ordinary 1,126 13/02/2026 n/a -8,835 Ordinary -8,835 13/02/2026 n/a -665 Ordinary -665 13/02/2026 n/a -30,768 Ordinary -30,768 STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 10 23-Mar-2026 13/02/2026 n/a -24,676 Ordinary -24,676 13/02/2026 n/a -448 Ordinary -448 13/02/2026 n/a -59,779 Ordinary -59,779 13/02/2026 n/a -1,471 Ordinary -1,471 13/02/2026 n/a -178,321 Ordinary -178,321 13/02/2026 n/a -572 Ordinary -572 13/02/2026 n/a -9,649 Ordinary -9,649 13/02/2026 n/a -617 Ordinary -617 13/02/2026 n/a -22,359 Ordinary -22,359 13/02/2026 n/a -7,851 Ordinary -7,851 13/02/2026 n/a -47,275 Ordinary -47,275 13/02/2026 n/a -610 Ordinary -610 13/02/2026 n/a -9,808 Ordinary -9,808 13/02/2026 n/a -2,711 Ordinary -2,711 13/02/2026 n/a -11,115 Ordinary -11,115 13/02/2026 n/a -31,672 Ordinary -31,672 13/02/2026 n/a -790 Ordinary -790 13/02/2026 n/a -382,427 Ordinary -382,427 13/02/2026 n/a -116 Ordinary -116 13/02/2026 n/a -3,319 Ordinary -3,319 13/02/2026 n/a -109,724 Ordinary -109,724 13/02/2026 n/a -3,989 Ordinary -3,989 13/02/2026 n/a -42,199 Ordinary -42,199 13/02/2026 n/a -293 Ordinary -293 13/02/2026 n/a -1 Ordinary -1 13/02/2026 n/a -5,383 Ordinary -5,383 13/02/2026 n/a -2,558 Ordinary -2,558 13/02/2026 n/a -45 Ordinary -45 13/02/2026 n/a 378 Ordinary 378 13/02/2026 n/a -361 Ordinary -361 13/02/2026 n/a -42 Ordinary -42 13/02/2026 n/a -298 Ordinary -298 13/02/2026 n/a -51 Ordinary -51 13/02/2026 n/a -482 Ordinary -482 13/02/2026 n/a -6 Ordinary -6 13/02/2026 n/a -86 Ordinary -86 13/02/2026 n/a -313 Ordinary -313 13/02/2026 n/a -303 Ordinary -303 13/02/2026 n/a 538 Ordinary 538 13/02/2026 n/a -1 Ordinary -1 13/02/2026 n/a -5 Ordinary -5 13/02/2026 n/a -11 Ordinary -11 13/02/2026 n/a -17 Ordinary -17 13/02/2026 n/a -21 Ordinary -21 13/02/2026 n/a -8,488 Ordinary -8,488 13/02/2026 n/a -52 Ordinary -52 13/02/2026 n/a -32 Ordinary -32 Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 11 23-Mar-2026 13/02/2026 n/a 4,169 Ordinary 4,169 13/02/2026 n/a -61 Ordinary -61 13/02/2026 n/a -62 Ordinary -62 13/02/2026 168.90 2,083 Ordinary 2,083 13/02/2026 166.16 159 Ordinary 159 13/02/2026 n/a -692 Ordinary -692 13/02/2026 n/a 692 Ordinary 692 13/02/2026 n/a -356 Ordinary -356 13/02/2026 n/a 356 Ordinary 356 13/02/2026 n/a -4,033 Ordinary -4,033 13/02/2026 n/a 4,292 Ordinary 4,292 13/02/2026 n/a -9,968 Ordinary -9,968 13/02/2026 n/a 9,968 Ordinary 9,968 13/02/2026 n/a -597 Ordinary -597 13/02/2026 n/a 597 Ordinary 597 13/02/2026 n/a 42,790 Ordinary 42,790 13/02/2026 n/a -4,072 Ordinary -4,072 13/02/2026 n/a 3,642 Ordinary 3,642 13/02/2026 n/a -1,269 Ordinary -1,269 13/02/2026 n/a 1,534 Ordinary 1,534 13/02/2026 n/a -38,687 Ordinary -38,687 13/02/2026 n/a 38,687 Ordinary 38,687 13/02/2026 n/a -10,580 Ordinary -10,580 13/02/2026 n/a 10,580 Ordinary 10,580 13/02/2026 n/a -36,426 Ordinary -36,426 13/02/2026 n/a 36,426 Ordinary 36,426 13/02/2026 n/a -103,002 Ordinary -103,002 13/02/2026 n/a 99,611 Ordinary 99,611 13/02/2026 n/a -51,118 Ordinary -51,118 13/02/2026 n/a 51,118 Ordinary 51,118 13/02/2026 n/a -45,358 Ordinary -45,358 13/02/2026 n/a 36,189 Ordinary 36,189 13/02/2026 n/a -21,942 Ordinary -21,942 13/02/2026 n/a 21,942 Ordinary 21,942 13/02/2026 169.74 -1,694 Ordinary -1,694 13/02/2026 169.74 115 Ordinary 115 13/02/2026 169.74 89 Ordinary 89 16/02/2026 162.75 -3,990 Ordinary -3,990 16/02/2026 162.75 1,092 Ordinary 1,092 16/02/2026 162.75 5,434 Ordinary 5,434 16/02/2026 n/a 25,000 Ordinary 25,000 16/02/2026 n/a 19,727 Ordinary 19,727 16/02/2026 n/a 61,108 Ordinary 61,108 16/02/2026 n/a 1,740 Ordinary 1,740 16/02/2026 n/a 7,322 Ordinary 7,322 16/02/2026 n/a 58,573 Ordinary 58,573 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend

604 Page 12 23-Mar-2026 16/02/2026 n/a 283,879 Ordinary 283,879 16/02/2026 n/a 6,226 Ordinary 6,226 16/02/2026 n/a 17,555 Ordinary 17,555 16/02/2026 n/a 750 Ordinary 750 16/02/2026 n/a 383 Ordinary 383 16/02/2026 n/a 5,780 Ordinary 5,780 16/02/2026 n/a 2,771 Ordinary 2,771 16/02/2026 n/a 2,512 Ordinary 2,512 16/02/2026 n/a 159 Ordinary 159 16/02/2026 n/a 228 Ordinary 228 16/02/2026 n/a 281 Ordinary 281 16/02/2026 n/a 5,898 Ordinary 5,898 16/02/2026 n/a 108 Ordinary 108 16/02/2026 n/a -1,664 Ordinary -1,664 16/02/2026 n/a -11,745 Ordinary -11,745 16/02/2026 n/a -1,418 Ordinary -1,418 16/02/2026 n/a -1,730 Ordinary -1,730 16/02/2026 n/a -14,688 Ordinary -14,688 16/02/2026 n/a -174 Ordinary -174 16/02/2026 n/a -2,783 Ordinary -2,783 16/02/2026 n/a -9,923 Ordinary -9,923 16/02/2026 n/a -9,955 Ordinary -9,955 16/02/2026 n/a -28 Ordinary -28 16/02/2026 n/a -161 Ordinary -161 16/02/2026 n/a 38,315 Ordinary 38,315 16/02/2026 n/a -7,648 Ordinary -7,648 16/02/2026 n/a 281 Ordinary 281 16/02/2026 n/a -567 Ordinary -567 16/02/2026 n/a -689 Ordinary -689 16/02/2026 n/a -1,656 Ordinary -1,656 16/02/2026 n/a -990 Ordinary -990 16/02/2026 n/a -85,977 Ordinary -85,977 16/02/2026 n/a -2,105 Ordinary -2,105 16/02/2026 n/a -2,298 Ordinary -2,298 16/02/2026 n/a -783 Ordinary -783 16/02/2026 n/a 11,404 Ordinary 11,404 16/02/2026 n/a -497 Ordinary -497 16/02/2026 n/a -267 Ordinary -267 16/02/2026 168.93 49 Ordinary 49 17/02/2026 163.03 4,839 Ordinary 4,839 17/02/2026 163.03 836 Ordinary 836 17/02/2026 n/a 28 Ordinary 28 17/02/2026 n/a -28 Ordinary -28 17/02/2026 n/a -357 Ordinary -357 17/02/2026 n/a -112,246 Ordinary -112,246 17/02/2026 n/a -381 Ordinary -381 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 13 23-Mar-2026 17/02/2026 n/a -2,456 Ordinary -2,456 17/02/2026 n/a -10,755 Ordinary -10,755 17/02/2026 n/a -19 Ordinary -19 17/02/2026 n/a -2,888 Ordinary -2,888 17/02/2026 n/a -10,290 Ordinary -10,290 17/02/2026 n/a -33,270 Ordinary -33,270 17/02/2026 n/a -233,359 Ordinary -233,359 17/02/2026 n/a -8,895 Ordinary -8,895 17/02/2026 n/a -6,864 Ordinary -6,864 17/02/2026 n/a -390 Ordinary -390 17/02/2026 n/a -22,374 Ordinary -22,374 17/02/2026 n/a 9,987 Ordinary 9,987 17/02/2026 n/a 28,297 Ordinary 28,297 17/02/2026 n/a -158 Ordinary -158 17/02/2026 n/a 1,353 Ordinary 1,353 17/02/2026 n/a -6,668 Ordinary -6,668 17/02/2026 n/a 600 Ordinary 600 17/02/2026 n/a 4,416 Ordinary 4,416 17/02/2026 n/a 446 Ordinary 446 17/02/2026 n/a 436 Ordinary 436 17/02/2026 n/a 536 Ordinary 536 17/02/2026 n/a 3,147 Ordinary 3,147 17/02/2026 163.03 92 Ordinary 92 17/02/2026 163.03 89 Ordinary 89 17/02/2026 163.03 56 Ordinary 56 17/02/2026 163.03 -1,000 Ordinary -1,000 17/02/2026 163.03 14,371 Ordinary 14,371 18/02/2026 165.19 819 Ordinary 819 18/02/2026 n/a -1,000 Ordinary -1,000 18/02/2026 n/a 63 Ordinary 63 18/02/2026 n/a -9,170 Ordinary -9,170 18/02/2026 n/a 10 Ordinary 10 18/02/2026 n/a 2,121 Ordinary 2,121 18/02/2026 n/a 81 Ordinary 81 18/02/2026 n/a 11 Ordinary 11 18/02/2026 n/a 79 Ordinary 79 18/02/2026 n/a 19 Ordinary 19 18/02/2026 n/a 6 Ordinary 6 18/02/2026 n/a -1,494 Ordinary -1,494 18/02/2026 n/a 4,354 Ordinary 4,354 18/02/2026 n/a 8 Ordinary 8 18/02/2026 n/a -739 Ordinary -739 18/02/2026 n/a 53 Ordinary 53 18/02/2026 n/a 28 Ordinary 28 18/02/2026 n/a 59 Ordinary 59 18/02/2026 n/a 550 Ordinary 550 Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 14 23-Mar-2026 18/02/2026 n/a 152 Ordinary 152 18/02/2026 n/a -2,399 Ordinary -2,399 18/02/2026 n/a -15,942 Ordinary -15,942 18/02/2026 n/a -123 Ordinary -123 18/02/2026 n/a -4,736 Ordinary -4,736 18/02/2026 n/a -692 Ordinary -692 18/02/2026 n/a 692 Ordinary 692 18/02/2026 n/a -356 Ordinary -356 18/02/2026 n/a 356 Ordinary 356 18/02/2026 n/a -4,738 Ordinary -4,738 18/02/2026 n/a 5,037 Ordinary 5,037 18/02/2026 n/a -9,968 Ordinary -9,968 18/02/2026 n/a 9,968 Ordinary 9,968 18/02/2026 n/a -597 Ordinary -597 18/02/2026 n/a 597 Ordinary 597 18/02/2026 n/a -43,226 Ordinary -43,226 18/02/2026 n/a 43,226 Ordinary 43,226 18/02/2026 n/a -4,178 Ordinary -4,178 18/02/2026 n/a 5,713 Ordinary 5,713 18/02/2026 n/a -1,534 Ordinary -1,534 18/02/2026 n/a 1,534 Ordinary 1,534 18/02/2026 n/a -38,687 Ordinary -38,687 18/02/2026 n/a 38,687 Ordinary 38,687 18/02/2026 n/a -10,580 Ordinary -10,580 18/02/2026 n/a 10,580 Ordinary 10,580 18/02/2026 n/a -36,426 Ordinary -36,426 18/02/2026 n/a 36,426 Ordinary 36,426 18/02/2026 n/a -102,758 Ordinary -102,758 18/02/2026 n/a 103,002 Ordinary 103,002 18/02/2026 n/a -51,118 Ordinary -51,118 18/02/2026 n/a 51,118 Ordinary 51,118 18/02/2026 n/a -36,189 Ordinary -36,189 18/02/2026 n/a 36,189 Ordinary 36,189 18/02/2026 n/a -21,942 Ordinary -21,942 18/02/2026 n/a 21,942 Ordinary 21,942 18/02/2026 165.19 545 Ordinary 545 18/02/2026 165.19 430 Ordinary 430 18/02/2026 165.19 253 Ordinary 253 18/02/2026 161.28 385 Ordinary 385 18/02/2026 165.19 130 Ordinary 130 19/02/2026 n/a -41,948 Ordinary -41,948 19/02/2026 n/a 38,509 Ordinary 38,509 19/02/2026 n/a 3,439 Ordinary 3,439 19/02/2026 n/a -63 Ordinary -63 19/02/2026 n/a -10 Ordinary -10 19/02/2026 n/a -2,121 Ordinary -2,121 19/02/2026 n/a -81 Ordinary -81 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 15 23-Mar-2026 19/02/2026 n/a -11 Ordinary -11 19/02/2026 n/a -79 Ordinary -79 19/02/2026 n/a -19 Ordinary -19 19/02/2026 n/a -6 Ordinary -6 19/02/2026 n/a -4,354 Ordinary -4,354 19/02/2026 n/a -8 Ordinary -8 19/02/2026 n/a -53 Ordinary -53 19/02/2026 n/a -28 Ordinary -28 19/02/2026 n/a -59 Ordinary -59 19/02/2026 n/a -550 Ordinary -550 19/02/2026 n/a -152 Ordinary -152 19/02/2026 n/a -7,936 Ordinary -7,936 19/02/2026 n/a 71 Ordinary 71 19/02/2026 n/a 227 Ordinary 227 19/02/2026 n/a -2,797 Ordinary -2,797 19/02/2026 n/a 465 Ordinary 465 19/02/2026 n/a -59 Ordinary -59 19/02/2026 n/a -25,934 Ordinary -25,934 19/02/2026 168.55 2,416 Ordinary 2,416 19/02/2026 169.00 -246 Ordinary -246 20/02/2026 163.30 -274 Ordinary -274 20/02/2026 163.58 1,837 Ordinary 1,837 20/02/2026 n/a -223 Ordinary -223 20/02/2026 n/a -3,702 Ordinary -3,702 20/02/2026 n/a -958 Ordinary -958 20/02/2026 n/a -167,606 Ordinary -167,606 20/02/2026 n/a -3,180 Ordinary -3,180 20/02/2026 n/a -8,409 Ordinary -8,409 20/02/2026 n/a -106,913 Ordinary -106,913 20/02/2026 n/a -898 Ordinary -898 20/02/2026 n/a -9,115 Ordinary -9,115 20/02/2026 n/a -139 Ordinary -139 20/02/2026 n/a -44 Ordinary -44 20/02/2026 n/a -42 Ordinary -42 20/02/2026 n/a -254 Ordinary -254 20/02/2026 n/a -4,134 Ordinary -4,134 20/02/2026 n/a -437 Ordinary -437 20/02/2026 n/a -1,220 Ordinary -1,220 20/02/2026 n/a -11 Ordinary -11 20/02/2026 n/a 63 Ordinary 63 20/02/2026 n/a 478 Ordinary 478 20/02/2026 n/a -452 Ordinary -452 20/02/2026 n/a 2,796 Ordinary 2,796 20/02/2026 n/a 954 Ordinary 954 20/02/2026 n/a 138 Ordinary 138 20/02/2026 n/a 10 Ordinary 10 20/02/2026 n/a 81,964 Ordinary 81,964 Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 16 23-Mar-2026 20/02/2026 n/a 2,084 Ordinary 2,084 20/02/2026 n/a 81 Ordinary 81 20/02/2026 n/a 15 Ordinary 15 20/02/2026 n/a 11 Ordinary 11 20/02/2026 n/a 79 Ordinary 79 20/02/2026 n/a 19 Ordinary 19 20/02/2026 n/a 23 Ordinary 23 20/02/2026 n/a 96 Ordinary 96 20/02/2026 n/a 4,352 Ordinary 4,352 20/02/2026 n/a 8 Ordinary 8 20/02/2026 n/a 1,082 Ordinary 1,082 20/02/2026 n/a 53 Ordinary 53 20/02/2026 n/a 30 Ordinary 30 20/02/2026 n/a 61 Ordinary 61 20/02/2026 n/a 56,959 Ordinary 56,959 20/02/2026 n/a 562 Ordinary 562 20/02/2026 n/a 159 Ordinary 159 20/02/2026 n/a 224 Ordinary 224 20/02/2026 n/a 10,100 Ordinary 10,100 20/02/2026 163.36 -87 Ordinary -87 20/02/2026 163.30 271 Ordinary 271 20/02/2026 163.30 -171 Ordinary -171 20/02/2026 n/a -692 Ordinary -692 20/02/2026 n/a 692 Ordinary 692 20/02/2026 n/a -356 Ordinary -356 20/02/2026 n/a 356 Ordinary 356 20/02/2026 n/a -5,502 Ordinary -5,502 20/02/2026 n/a 5,415 Ordinary 5,415 20/02/2026 n/a -9,968 Ordinary -9,968 20/02/2026 n/a 9,968 Ordinary 9,968 20/02/2026 n/a -597 Ordinary -597 20/02/2026 n/a 597 Ordinary 597 20/02/2026 n/a -43,226 Ordinary -43,226 20/02/2026 n/a 43,226 Ordinary 43,226 20/02/2026 n/a -5,654 Ordinary -5,654 20/02/2026 n/a 5,630 Ordinary 5,630 20/02/2026 n/a -1,534 Ordinary -1,534 20/02/2026 n/a 1,534 Ordinary 1,534 20/02/2026 n/a -38,687 Ordinary -38,687 20/02/2026 n/a 38,687 Ordinary 38,687 20/02/2026 n/a -10,580 Ordinary -10,580 20/02/2026 n/a 10,580 Ordinary 10,580 20/02/2026 n/a -36,426 Ordinary -36,426 20/02/2026 n/a 36,426 Ordinary 36,426 20/02/2026 n/a -103,002 Ordinary -103,002 20/02/2026 n/a 103,002 Ordinary 103,002 STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 17 23-Mar-2026 20/02/2026 n/a -51,118 Ordinary -51,118 20/02/2026 n/a 51,118 Ordinary 51,118 20/02/2026 n/a -10,255 Ordinary -10,255 20/02/2026 n/a 10,398 Ordinary 10,398 20/02/2026 n/a -21,942 Ordinary -21,942 20/02/2026 n/a 21,942 Ordinary 21,942 20/02/2026 165.00 645 Ordinary 645 20/02/2026 163.30 1,314 Ordinary 1,314 20/02/2026 163.30 280 Ordinary 280 20/02/2026 163.30 109 Ordinary 109 20/02/2026 163.30 302 Ordinary 302 20/02/2026 165.00 63 Ordinary 63 20/02/2026 163.27 8,481 Ordinary 8,481 23/02/2026 163.71 -322 Ordinary -322 23/02/2026 161.10 244 Ordinary 244 23/02/2026 n/a -1 Ordinary -1 23/02/2026 n/a 169 Ordinary 169 23/02/2026 n/a -169 Ordinary -169 23/02/2026 n/a -954 Ordinary -954 23/02/2026 n/a -138 Ordinary -138 23/02/2026 n/a -81,964 Ordinary -81,964 23/02/2026 n/a -15 Ordinary -15 23/02/2026 n/a -56,959 Ordinary -56,959 23/02/2026 n/a 7 Ordinary 7 23/02/2026 n/a 3 Ordinary 3 23/02/2026 n/a 4,656 Ordinary 4,656 23/02/2026 n/a 8,131 Ordinary 8,131 23/02/2026 n/a 1,046 Ordinary 1,046 23/02/2026 n/a 2 Ordinary 2 23/02/2026 n/a 40 Ordinary 40 23/02/2026 n/a 36 Ordinary 36 23/02/2026 n/a 298 Ordinary 298 23/02/2026 n/a 481 Ordinary 481 23/02/2026 n/a 18 Ordinary 18 23/02/2026 n/a 3 Ordinary 3 23/02/2026 n/a 1,106 Ordinary 1,106 23/02/2026 n/a 216 Ordinary 216 23/02/2026 n/a -2 Ordinary -2 23/02/2026 n/a 13 Ordinary 13 23/02/2026 n/a 1,276 Ordinary 1,276 23/02/2026 n/a 2 Ordinary 2 23/02/2026 n/a 76 Ordinary 76 23/02/2026 n/a 1,295 Ordinary 1,295 23/02/2026 n/a 5 Ordinary 5 23/02/2026 161.10 -287 Ordinary -287 23/02/2026 n/a -10,100 Ordinary -10,100 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 18 23-Mar-2026 23/02/2026 161.10 -2,736 Ordinary -2,736 23/02/2026 n/a -93 Ordinary -93 23/02/2026 n/a -43,226 Ordinary -43,226 23/02/2026 n/a 141 Ordinary 141 23/02/2026 n/a -387 Ordinary -387 23/02/2026 n/a -10,398 Ordinary -10,398 23/02/2026 161.10 6,068 Ordinary 6,068 24/02/2026 163.35 524 Ordinary 524 24/02/2026 n/a -104 Ordinary -104 24/02/2026 n/a 104 Ordinary 104 24/02/2026 n/a 16,336 Ordinary 16,336 24/02/2026 n/a -31,899 Ordinary -31,899 24/02/2026 n/a -2 Ordinary -2 24/02/2026 n/a 313 Ordinary 313 24/02/2026 n/a 2 Ordinary 2 24/02/2026 n/a 206 Ordinary 206 24/02/2026 n/a 920 Ordinary 920 24/02/2026 n/a -7 Ordinary -7 24/02/2026 n/a -3 Ordinary -3 24/02/2026 n/a -1,046 Ordinary -1,046 24/02/2026 n/a -40 Ordinary -40 24/02/2026 n/a -36 Ordinary -36 24/02/2026 n/a -298 Ordinary -298 24/02/2026 n/a -481 Ordinary -481 24/02/2026 n/a -18 Ordinary -18 24/02/2026 n/a -3 Ordinary -3 24/02/2026 n/a -216 Ordinary -216 24/02/2026 n/a -13 Ordinary -13 24/02/2026 n/a -2 Ordinary -2 24/02/2026 n/a -76 Ordinary -76 24/02/2026 n/a -5 Ordinary -5 24/02/2026 159.32 -639 Ordinary -639 24/02/2026 n/a -692 Ordinary -692 24/02/2026 n/a 692 Ordinary 692 24/02/2026 n/a -356 Ordinary -356 24/02/2026 n/a 356 Ordinary 356 24/02/2026 n/a -5,322 Ordinary -5,322 24/02/2026 n/a 5,246 Ordinary 5,246 24/02/2026 n/a -9,968 Ordinary -9,968 24/02/2026 n/a 9,968 Ordinary 9,968 24/02/2026 n/a 3,379 Ordinary 3,379 24/02/2026 n/a -597 Ordinary -597 24/02/2026 n/a 597 Ordinary 597 24/02/2026 n/a -5,771 Ordinary -5,771 24/02/2026 n/a 5,733 Ordinary 5,733 24/02/2026 n/a -1,534 Ordinary -1,534 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 19 23-Mar-2026 24/02/2026 n/a 1,534 Ordinary 1,534 24/02/2026 n/a -38,687 Ordinary -38,687 24/02/2026 n/a 38,687 Ordinary 38,687 24/02/2026 n/a -10,580 Ordinary -10,580 24/02/2026 n/a 10,580 Ordinary 10,580 24/02/2026 n/a -36,426 Ordinary -36,426 24/02/2026 n/a 36,426 Ordinary 36,426 24/02/2026 n/a -102,615 Ordinary -102,615 24/02/2026 n/a 99,770 Ordinary 99,770 24/02/2026 n/a -51,118 Ordinary -51,118 24/02/2026 n/a 51,118 Ordinary 51,118 24/02/2026 n/a -21,942 Ordinary -21,942 24/02/2026 n/a 21,942 Ordinary 21,942 24/02/2026 160.36 -104 Ordinary -104 24/02/2026 159.32 130 Ordinary 130 24/02/2026 159.32 315 Ordinary 315 24/02/2026 159.32 115 Ordinary 115 24/02/2026 159.32 115 Ordinary 115 24/02/2026 159.32 28 Ordinary 28 24/02/2026 159.32 302 Ordinary 302 24/02/2026 159.32 302 Ordinary 302 24/02/2026 159.32 639 Ordinary 639 24/02/2026 159.32 608 Ordinary 608 24/02/2026 159.32 -608 Ordinary -608 25/02/2026 162.67 -337 Ordinary -337 25/02/2026 162.67 838 Ordinary 838 25/02/2026 161.76 4,682 Ordinary 4,682 25/02/2026 n/a 900 Ordinary 900 25/02/2026 n/a -2,548 Ordinary -2,548 25/02/2026 n/a -16,707 Ordinary -16,707 25/02/2026 n/a -1,764 Ordinary -1,764 25/02/2026 n/a -239,824 Ordinary -239,824 25/02/2026 n/a -9,157 Ordinary -9,157 25/02/2026 n/a 58 Ordinary 58 25/02/2026 n/a 53 Ordinary 53 25/02/2026 n/a -584 Ordinary -584 25/02/2026 n/a 21 Ordinary 21 25/02/2026 n/a 2 Ordinary 2 25/02/2026 n/a 5 Ordinary 5 25/02/2026 n/a -346 Ordinary -346 25/02/2026 n/a 103 Ordinary 103 25/02/2026 n/a 8,297 Ordinary 8,297 25/02/2026 n/a 350 Ordinary 350 25/02/2026 n/a 737 Ordinary 737 25/02/2026 n/a 6,225 Ordinary 6,225 25/02/2026 n/a -547 Ordinary -547 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 20 23-Mar-2026 25/02/2026 n/a 3,332 Ordinary 3,332 25/02/2026 n/a 30,855 Ordinary 30,855 25/02/2026 n/a 1,041 Ordinary 1,041 25/02/2026 n/a -12,517 Ordinary -12,517 25/02/2026 n/a -11,285 Ordinary -11,285 25/02/2026 n/a 35 Ordinary 35 25/02/2026 n/a 742 Ordinary 742 25/02/2026 n/a 62 Ordinary 62 25/02/2026 n/a 2 Ordinary 2 25/02/2026 n/a -1 Ordinary -1 25/02/2026 n/a 15,240 Ordinary 15,240 25/02/2026 n/a 393 Ordinary 393 25/02/2026 n/a 2 Ordinary 2 25/02/2026 n/a 23 Ordinary 23 25/02/2026 n/a 614 Ordinary 614 25/02/2026 n/a 69 Ordinary 69 25/02/2026 n/a 554 Ordinary 554 25/02/2026 162.67 441 Ordinary 441 25/02/2026 162.67 -441 Ordinary -441 25/02/2026 162.67 -448 Ordinary -448 25/02/2026 162.67 -27 Ordinary -27 25/02/2026 n/a -692 Ordinary -692 25/02/2026 n/a 692 Ordinary 692 25/02/2026 n/a -356 Ordinary -356 25/02/2026 n/a 356 Ordinary 356 25/02/2026 n/a -5,246 Ordinary -5,246 25/02/2026 n/a 5,581 Ordinary 5,581 25/02/2026 n/a -9,968 Ordinary -9,968 25/02/2026 n/a 9,968 Ordinary 9,968 25/02/2026 n/a -3,379 Ordinary -3,379 25/02/2026 n/a 3,379 Ordinary 3,379 25/02/2026 n/a -597 Ordinary -597 25/02/2026 n/a 597 Ordinary 597 25/02/2026 n/a -5,733 Ordinary -5,733 25/02/2026 n/a 5,928 Ordinary 5,928 25/02/2026 n/a -1,534 Ordinary -1,534 25/02/2026 n/a 1,534 Ordinary 1,534 25/02/2026 n/a -38,687 Ordinary -38,687 25/02/2026 n/a 38,687 Ordinary 38,687 25/02/2026 n/a -10,580 Ordinary -10,580 25/02/2026 n/a 10,580 Ordinary 10,580 25/02/2026 n/a -36,426 Ordinary -36,426 25/02/2026 n/a 36,426 Ordinary 36,426 25/02/2026 n/a -99,770 Ordinary -99,770 25/02/2026 n/a 103,002 Ordinary 103,002 25/02/2026 n/a -51,118 Ordinary -51,118 25/02/2026 n/a 51,118 Ordinary 51,118 STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 21 23-Mar-2026 25/02/2026 n/a -21,942 Ordinary -21,942 25/02/2026 n/a 21,942 Ordinary 21,942 25/02/2026 162.67 327 Ordinary 327 25/02/2026 162.67 2,346 Ordinary 2,346 25/02/2026 162.67 448 Ordinary 448 26/02/2026 162.67 -6,196 Ordinary -6,196 26/02/2026 168.63 -2,969 Ordinary -2,969 26/02/2026 168.63 -1,512 Ordinary -1,512 26/02/2026 168.63 -1,715 Ordinary -1,715 26/02/2026 n/a 42 Ordinary 42 26/02/2026 n/a 344 Ordinary 344 26/02/2026 n/a 1,978 Ordinary 1,978 26/02/2026 n/a 636 Ordinary 636 26/02/2026 n/a -58 Ordinary -58 26/02/2026 n/a -53 Ordinary -53 26/02/2026 n/a -21 Ordinary -21 26/02/2026 n/a -5 Ordinary -5 26/02/2026 n/a -103 Ordinary -103 26/02/2026 n/a -8,297 Ordinary -8,297 26/02/2026 n/a -350 Ordinary -350 26/02/2026 n/a -737 Ordinary -737 26/02/2026 n/a -6,225 Ordinary -6,225 26/02/2026 n/a -3,332 Ordinary -3,332 26/02/2026 n/a -30,855 Ordinary -30,855 26/02/2026 n/a 331 Ordinary 331 26/02/2026 n/a 1,863 Ordinary 1,863 26/02/2026 n/a 2,031 Ordinary 2,031 26/02/2026 n/a 1 Ordinary 1 26/02/2026 n/a -1,041 Ordinary -1,041 26/02/2026 n/a -35 Ordinary -35 26/02/2026 n/a -742 Ordinary -742 26/02/2026 n/a -62 Ordinary -62 26/02/2026 n/a -2 Ordinary -2 26/02/2026 n/a -15,240 Ordinary -15,240 26/02/2026 n/a -393 Ordinary -393 26/02/2026 n/a -2 Ordinary -2 26/02/2026 n/a -23 Ordinary -23 26/02/2026 n/a -614 Ordinary -614 26/02/2026 n/a -69 Ordinary -69 26/02/2026 n/a -554 Ordinary -554 26/02/2026 n/a 3 Ordinary 3 26/02/2026 n/a 305 Ordinary 305 26/02/2026 n/a 69 Ordinary 69 26/02/2026 n/a -1 Ordinary -1 26/02/2026 n/a 1,499 Ordinary 1,499 26/02/2026 n/a 900 Ordinary 900 26/02/2026 168.63 -2,950 Ordinary -2,950 Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows

604 Page 22 23-Mar-2026 26/02/2026 n/a 605 Ordinary 605 26/02/2026 n/a -692 Ordinary -692 26/02/2026 n/a 692 Ordinary 692 26/02/2026 n/a -356 Ordinary -356 26/02/2026 n/a 356 Ordinary 356 26/02/2026 n/a 6,418 Ordinary 6,418 26/02/2026 n/a -5,581 Ordinary -5,581 26/02/2026 n/a 6,078 Ordinary 6,078 26/02/2026 n/a -9,968 Ordinary -9,968 26/02/2026 n/a 9,968 Ordinary 9,968 26/02/2026 n/a -3,379 Ordinary -3,379 26/02/2026 n/a 3,379 Ordinary 3,379 26/02/2026 n/a -597 Ordinary -597 26/02/2026 n/a 597 Ordinary 597 26/02/2026 n/a -5,928 Ordinary -5,928 26/02/2026 n/a 5,835 Ordinary 5,835 26/02/2026 n/a -1,534 Ordinary -1,534 26/02/2026 n/a 1,534 Ordinary 1,534 26/02/2026 n/a -38,687 Ordinary -38,687 26/02/2026 n/a 38,687 Ordinary 38,687 26/02/2026 n/a -10,580 Ordinary -10,580 26/02/2026 n/a 10,580 Ordinary 10,580 26/02/2026 n/a -36,426 Ordinary -36,426 26/02/2026 n/a 36,426 Ordinary 36,426 26/02/2026 n/a -103,002 Ordinary -103,002 26/02/2026 n/a 103,002 Ordinary 103,002 26/02/2026 n/a -51,118 Ordinary -51,118 26/02/2026 n/a 51,118 Ordinary 51,118 26/02/2026 n/a -21,942 Ordinary -21,942 26/02/2026 n/a 21,942 Ordinary 21,942 26/02/2026 168.63 218 Ordinary 218 26/02/2026 168.63 253 Ordinary 253 26/02/2026 168.63 7,031 Ordinary 7,031 26/02/2026 168.63 -774 Ordinary -774 26/02/2026 168.63 -878 Ordinary -878 26/02/2026 168.63 1,715 Ordinary 1,715 26/02/2026 168.63 878 Ordinary 878 27/02/2026 167.33 225 Ordinary 225 27/02/2026 167.33 574 Ordinary 574 27/02/2026 167.33 10,989 Ordinary 10,989 27/02/2026 167.33 2,624 Ordinary 2,624 27/02/2026 167.33 -552 Ordinary -552 27/02/2026 167.33 -884 Ordinary -884 27/02/2026 167.33 -39 Ordinary -39 27/02/2026 167.33 884 Ordinary 884 27/02/2026 167.33 1,547 Ordinary 1,547 STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received

604 Page 23 23-Mar-2026 27/02/2026 n/a 2,857 Ordinary 2,857 27/02/2026 n/a 7,018 Ordinary 7,018 27/02/2026 n/a 44 Ordinary 44 27/02/2026 n/a 327 Ordinary 327 27/02/2026 n/a -6,966 Ordinary -6,966 27/02/2026 n/a 18,737 Ordinary 18,737 27/02/2026 n/a -52 Ordinary -52 27/02/2026 n/a -63 Ordinary -63 27/02/2026 n/a -9,284 Ordinary -9,284 27/02/2026 n/a -9,535 Ordinary -9,535 27/02/2026 n/a -356,201 Ordinary -356,201 27/02/2026 n/a -10 Ordinary -10 27/02/2026 n/a -2,083 Ordinary -2,083 27/02/2026 n/a -81 Ordinary -81 27/02/2026 n/a -11 Ordinary -11 27/02/2026 n/a -79 Ordinary -79 27/02/2026 n/a -19 Ordinary -19 27/02/2026 n/a -24 Ordinary -24 27/02/2026 n/a 18 Ordinary 18 27/02/2026 n/a 497 Ordinary 497 27/02/2026 n/a 17 Ordinary 17 27/02/2026 n/a -867 Ordinary -867 27/02/2026 n/a 27 Ordinary 27 27/02/2026 n/a 10,568 Ordinary 10,568 27/02/2026 n/a 68 Ordinary 68 27/02/2026 n/a 471 Ordinary 471 27/02/2026 n/a 3 Ordinary 3 27/02/2026 n/a 492 Ordinary 492 27/02/2026 n/a 124 Ordinary 124 27/02/2026 n/a 176 Ordinary 176 27/02/2026 n/a 165 Ordinary 165 27/02/2026 n/a 24 Ordinary 24 27/02/2026 n/a 15,716 Ordinary 15,716 27/02/2026 n/a 3,941 Ordinary 3,941 27/02/2026 n/a 6 Ordinary 6 27/02/2026 n/a 2,823 Ordinary 2,823 27/02/2026 n/a -4,354 Ordinary -4,354 27/02/2026 n/a -8 Ordinary -8 27/02/2026 n/a -53 Ordinary -53 27/02/2026 n/a -30 Ordinary -30 27/02/2026 n/a -61 Ordinary -61 27/02/2026 n/a -562 Ordinary -562 27/02/2026 n/a -158 Ordinary -158 27/02/2026 n/a -900 Ordinary -900 27/02/2026 n/a 605 Ordinary 605 27/02/2026 167.33 721 Ordinary 721 27/02/2026 167.33 1,260 Ordinary 1,260 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 24 23-Mar-2026 27/02/2026 167.33 455 Ordinary 455 27/02/2026 167.33 795 Ordinary 795 27/02/2026 167.33 -227 Ordinary -227 27/02/2026 167.33 -810 Ordinary -810 27/02/2026 167.33 -1,110 Ordinary -1,110 27/02/2026 167.33 -721 Ordinary -721 27/02/2026 167.33 -455 Ordinary -455 27/02/2026 167.33 44 Ordinary 44 27/02/2026 167.33 1,418 Ordinary 1,418 27/02/2026 167.33 810 Ordinary 810 27/02/2026 167.33 2,422 Ordinary 2,422 27/02/2026 167.33 -34,283 Ordinary -34,283 27/02/2026 167.52 710 Ordinary 710 27/02/2026 167.42 162 Ordinary 162 27/02/2026 167.33 2,036 Ordinary 2,036 27/02/2026 167.33 1,110 Ordinary 1,110 27/02/2026 167.33 552 Ordinary 552 27/02/2026 167.33 2,724 Ordinary 2,724 27/02/2026 167.33 137 Ordinary 137 27/02/2026 167.33 497 Ordinary 497 27/02/2026 167.31 -7,108 Ordinary -7,108 27/02/2026 n/a -692 Ordinary -692 27/02/2026 n/a 692 Ordinary 692 27/02/2026 n/a -356 Ordinary -356 27/02/2026 n/a 356 Ordinary 356 27/02/2026 n/a -6,418 Ordinary -6,418 27/02/2026 n/a -6,078 Ordinary -6,078 27/02/2026 n/a 5,813 Ordinary 5,813 27/02/2026 n/a -9,968 Ordinary -9,968 27/02/2026 n/a 9,968 Ordinary 9,968 27/02/2026 n/a -3,379 Ordinary -3,379 27/02/2026 n/a 3,379 Ordinary 3,379 27/02/2026 n/a -597 Ordinary -597 27/02/2026 n/a 597 Ordinary 597 27/02/2026 n/a -5,835 Ordinary -5,835 27/02/2026 n/a 5,162 Ordinary 5,162 27/02/2026 n/a -1,534 Ordinary -1,534 27/02/2026 n/a 1,534 Ordinary 1,534 27/02/2026 n/a -38,687 Ordinary -38,687 27/02/2026 n/a 38,687 Ordinary 38,687 27/02/2026 n/a -10,580 Ordinary -10,580 27/02/2026 n/a 10,580 Ordinary 10,580 27/02/2026 n/a -36,426 Ordinary -36,426 27/02/2026 n/a 36,426 Ordinary 36,426 27/02/2026 n/a -103,002 Ordinary -103,002 27/02/2026 n/a 100,411 Ordinary 100,411 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS ASIA LIMITED Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS ASIA LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS ASIA LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS ASIA LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Transfer in

604 Page 25 23-Mar-2026 27/02/2026 n/a -51,118 Ordinary -51,118 27/02/2026 n/a 51,118 Ordinary 51,118 27/02/2026 n/a -21,942 Ordinary -21,942 27/02/2026 n/a 21,942 Ordinary 21,942 27/02/2026 167.33 -151 Ordinary -151 27/02/2026 167.33 -1,238 Ordinary -1,238 27/02/2026 167.33 -824 Ordinary -824 27/02/2026 167.33 -1,847 Ordinary -1,847 27/02/2026 167.33 616 Ordinary 616 27/02/2026 167.33 121 Ordinary 121 27/02/2026 167.33 436 Ordinary 436 27/02/2026 167.33 -1,276 Ordinary -1,276 27/02/2026 165.62 76 Ordinary 76 27/02/2026 167.33 -454 Ordinary -454 27/02/2026 167.33 -8,885 Ordinary -8,885 27/02/2026 167.33 1,441 Ordinary 1,441 27/02/2026 167.33 824 Ordinary 824 27/02/2026 167.33 3,230 Ordinary 3,230 27/02/2026 167.33 1,847 Ordinary 1,847 27/02/2026 167.33 450 Ordinary 450 02/03/2026 169.44 -648 Ordinary -648 02/03/2026 169.44 -534 Ordinary -534 02/03/2026 169.44 -753 Ordinary -753 02/03/2026 n/a 162 Ordinary 162 02/03/2026 n/a -2,525 Ordinary -2,525 02/03/2026 n/a -38,509 Ordinary -38,509 02/03/2026 n/a -1,419 Ordinary -1,419 02/03/2026 n/a -138 Ordinary -138 02/03/2026 n/a 1,069 Ordinary 1,069 02/03/2026 n/a -1,357 Ordinary -1,357 02/03/2026 n/a -5,857 Ordinary -5,857 02/03/2026 n/a -967 Ordinary -967 02/03/2026 n/a -101 Ordinary -101 02/03/2026 n/a -38,166 Ordinary -38,166 02/03/2026 n/a -5,376 Ordinary -5,376 02/03/2026 n/a -45,295 Ordinary -45,295 02/03/2026 n/a -22 Ordinary -22 02/03/2026 n/a -2,120 Ordinary -2,120 02/03/2026 n/a -4,498 Ordinary -4,498 02/03/2026 n/a -211 Ordinary -211 02/03/2026 n/a -1,231 Ordinary -1,231 02/03/2026 n/a -3,439 Ordinary -3,439 02/03/2026 n/a -18 Ordinary -18 02/03/2026 n/a -17 Ordinary -17 02/03/2026 n/a -27 Ordinary -27 02/03/2026 n/a -10,568 Ordinary -10,568 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED

604 Page 26 23-Mar-2026 02/03/2026 n/a -68 Ordinary -68 02/03/2026 n/a 301,604 Ordinary 301,604 02/03/2026 n/a -21 Ordinary -21 02/03/2026 n/a 1,533 Ordinary 1,533 02/03/2026 n/a -160 Ordinary -160 02/03/2026 n/a 21 Ordinary 21 02/03/2026 n/a 3,697 Ordinary 3,697 02/03/2026 n/a -3 Ordinary -3 02/03/2026 n/a -492 Ordinary -492 02/03/2026 n/a -124 Ordinary -124 02/03/2026 n/a -176 Ordinary -176 02/03/2026 n/a -165 Ordinary -165 02/03/2026 n/a -24 Ordinary -24 02/03/2026 n/a -15,716 Ordinary -15,716 02/03/2026 n/a -3,941 Ordinary -3,941 02/03/2026 n/a -6 Ordinary -6 02/03/2026 n/a -2,823 Ordinary -2,823 02/03/2026 n/a 3,152 Ordinary 3,152 02/03/2026 169.44 198 Ordinary 198 02/03/2026 169.44 407 Ordinary 407 02/03/2026 n/a 2,694 Ordinary 2,694 02/03/2026 n/a 458 Ordinary 458 02/03/2026 n/a -298 Ordinary -298 02/03/2026 n/a 401 Ordinary 401 02/03/2026 n/a -5,827 Ordinary -5,827 02/03/2026 169.44 327 Ordinary 327 02/03/2026 166.47 -1,000 Ordinary -1,000 02/03/2026 169.44 -2,726 Ordinary -2,726 03/03/2026 165.37 2,151 Ordinary 2,151 03/03/2026 165.37 -625 Ordinary -625 03/03/2026 165.37 -427 Ordinary -427 03/03/2026 165.37 -427 Ordinary -427 03/03/2026 165.37 -292 Ordinary -292 03/03/2026 n/a -7,282 Ordinary -7,282 03/03/2026 n/a -1,725 Ordinary -1,725 03/03/2026 n/a -51,622 Ordinary -51,622 03/03/2026 n/a -561 Ordinary -561 03/03/2026 n/a -56 Ordinary -56 03/03/2026 n/a -8,067 Ordinary -8,067 03/03/2026 n/a -22,850 Ordinary -22,850 03/03/2026 n/a 300,000 Ordinary 300,000 03/03/2026 n/a -85,563 Ordinary -85,563 03/03/2026 n/a -937 Ordinary -937 03/03/2026 n/a -3,518 Ordinary -3,518 03/03/2026 n/a -2,254 Ordinary -2,254 03/03/2026 n/a -21,794 Ordinary -21,794 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received

604 Page 27 23-Mar-2026 03/03/2026 n/a -85,054 Ordinary -85,054 03/03/2026 n/a -2,156 Ordinary -2,156 03/03/2026 n/a -6,561 Ordinary -6,561 03/03/2026 n/a -192,098 Ordinary -192,098 03/03/2026 n/a -33,268 Ordinary -33,268 03/03/2026 n/a -19,768 Ordinary -19,768 03/03/2026 n/a -42,520 Ordinary -42,520 03/03/2026 n/a -3,757 Ordinary -3,757 03/03/2026 n/a 3,757 Ordinary 3,757 03/03/2026 165.37 -80 Ordinary -80 03/03/2026 n/a -692 Ordinary -692 03/03/2026 n/a 692 Ordinary 692 03/03/2026 n/a -356 Ordinary -356 03/03/2026 n/a 356 Ordinary 356 03/03/2026 n/a -5,515 Ordinary -5,515 03/03/2026 n/a 7,355 Ordinary 7,355 03/03/2026 n/a -9,968 Ordinary -9,968 03/03/2026 n/a 9,968 Ordinary 9,968 03/03/2026 n/a -3,379 Ordinary -3,379 03/03/2026 n/a 3,379 Ordinary 3,379 03/03/2026 n/a -597 Ordinary -597 03/03/2026 n/a 597 Ordinary 597 03/03/2026 n/a -5,563 Ordinary -5,563 03/03/2026 n/a 5,584 Ordinary 5,584 03/03/2026 n/a -1,534 Ordinary -1,534 03/03/2026 n/a 1,534 Ordinary 1,534 03/03/2026 n/a -38,687 Ordinary -38,687 03/03/2026 n/a 38,687 Ordinary 38,687 03/03/2026 n/a -10,580 Ordinary -10,580 03/03/2026 n/a 10,580 Ordinary 10,580 03/03/2026 n/a -36,426 Ordinary -36,426 03/03/2026 n/a 36,426 Ordinary 36,426 03/03/2026 n/a -94,584 Ordinary -94,584 03/03/2026 n/a 93,237 Ordinary 93,237 03/03/2026 n/a -51,118 Ordinary -51,118 03/03/2026 n/a 51,118 Ordinary 51,118 03/03/2026 n/a -21,942 Ordinary -21,942 03/03/2026 n/a 21,942 Ordinary 21,942 03/03/2026 168.00 2,823 Ordinary 2,823 03/03/2026 165.37 152 Ordinary 152 03/03/2026 165.37 20,292 Ordinary 20,292 03/03/2026 165.37 625 Ordinary 625 03/03/2026 165.37 427 Ordinary 427 03/03/2026 165.37 -3,062 Ordinary -3,062 04/03/2026 n/a -1,382 Ordinary -1,382 04/03/2026 n/a -90 Ordinary -90 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend

604 Page 28 23-Mar-2026 04/03/2026 n/a -2,010 Ordinary -2,010 04/03/2026 162.70 -197 Ordinary -197 04/03/2026 n/a -3,757 Ordinary -3,757 04/03/2026 n/a 3,757 Ordinary 3,757 04/03/2026 162.70 66 Ordinary 66 04/03/2026 162.70 3,540 Ordinary 3,540 04/03/2026 162.70 6,195 Ordinary 6,195 04/03/2026 162.70 3,717 Ordinary 3,717 04/03/2026 n/a -692 Ordinary -692 04/03/2026 n/a 692 Ordinary 692 04/03/2026 n/a -356 Ordinary -356 04/03/2026 n/a 356 Ordinary 356 04/03/2026 n/a -7,355 Ordinary -7,355 04/03/2026 n/a 7,538 Ordinary 7,538 04/03/2026 n/a -9,968 Ordinary -9,968 04/03/2026 n/a 9,968 Ordinary 9,968 04/03/2026 n/a -3,379 Ordinary -3,379 04/03/2026 n/a -597 Ordinary -597 04/03/2026 n/a 597 Ordinary 597 04/03/2026 n/a -5,584 Ordinary -5,584 04/03/2026 n/a 6,308 Ordinary 6,308 04/03/2026 n/a -1,534 Ordinary -1,534 04/03/2026 n/a 1,534 Ordinary 1,534 04/03/2026 n/a -38,687 Ordinary -38,687 04/03/2026 n/a 38,687 Ordinary 38,687 04/03/2026 n/a -10,580 Ordinary -10,580 04/03/2026 n/a 10,580 Ordinary 10,580 04/03/2026 n/a -36,426 Ordinary -36,426 04/03/2026 n/a 36,426 Ordinary 36,426 04/03/2026 n/a -93,237 Ordinary -93,237 04/03/2026 n/a 92,528 Ordinary 92,528 04/03/2026 n/a -51,118 Ordinary -51,118 04/03/2026 n/a 51,118 Ordinary 51,118 04/03/2026 n/a -21,942 Ordinary -21,942 04/03/2026 n/a 21,942 Ordinary 21,942 04/03/2026 162.70 303 Ordinary 303 04/03/2026 162.70 280 Ordinary 280 04/03/2026 162.70 291 Ordinary 291 05/03/2026 164.58 825 Ordinary 825 05/03/2026 164.58 -337 Ordinary -337 05/03/2026 164.58 1,680 Ordinary 1,680 05/03/2026 160.44 213 Ordinary 213 05/03/2026 n/a 274 Ordinary 274 05/03/2026 n/a 26 Ordinary 26 05/03/2026 n/a 26 Ordinary 26 05/03/2026 n/a -715 Ordinary -715 STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 29 23-Mar-2026 05/03/2026 n/a -26 Ordinary -26 05/03/2026 n/a -26 Ordinary -26 05/03/2026 n/a 441 Ordinary 441 05/03/2026 n/a -109,506 Ordinary -109,506 05/03/2026 164.58 -176 Ordinary -176 05/03/2026 164.58 -449 Ordinary -449 05/03/2026 164.58 942 Ordinary 942 05/03/2026 164.58 2,198 Ordinary 2,198 05/03/2026 160.44 549 Ordinary 549 05/03/2026 160.44 -15 Ordinary -15 05/03/2026 n/a 1,046 Ordinary 1,046 05/03/2026 n/a 2,639 Ordinary 2,639 05/03/2026 n/a 117 Ordinary 117 05/03/2026 n/a 7,934 Ordinary 7,934 05/03/2026 164.58 218 Ordinary 218 05/03/2026 164.58 1,212 Ordinary 1,212 05/03/2026 164.20 29,482 Ordinary 29,482 06/03/2026 158.67 -1,369 Ordinary -1,369 06/03/2026 158.67 -158 Ordinary -158 06/03/2026 n/a 371 Ordinary 371 06/03/2026 n/a 730 Ordinary 730 06/03/2026 n/a -371 Ordinary -371 06/03/2026 n/a -730 Ordinary -730 06/03/2026 n/a 6,437 Ordinary 6,437 06/03/2026 n/a 6,563 Ordinary 6,563 06/03/2026 n/a -3,757 Ordinary -3,757 06/03/2026 n/a 3,757 Ordinary 3,757 06/03/2026 158.67 1,727 Ordinary 1,727 06/03/2026 158.67 -16 Ordinary -16 06/03/2026 157.51 -40 Ordinary -40 06/03/2026 n/a 3,668 Ordinary 3,668 06/03/2026 n/a -692 Ordinary -692 06/03/2026 n/a 692 Ordinary 692 06/03/2026 n/a -356 Ordinary -356 06/03/2026 n/a 356 Ordinary 356 06/03/2026 n/a -8,584 Ordinary -8,584 06/03/2026 n/a 9,114 Ordinary 9,114 06/03/2026 n/a -9,968 Ordinary -9,968 06/03/2026 n/a 9,968 Ordinary 9,968 06/03/2026 n/a -2,639 Ordinary -2,639 06/03/2026 n/a -597 Ordinary -597 06/03/2026 n/a 597 Ordinary 597 06/03/2026 n/a -6,425 Ordinary -6,425 06/03/2026 n/a 6,274 Ordinary 6,274 06/03/2026 n/a -1,534 Ordinary -1,534 06/03/2026 n/a 1,534 Ordinary 1,534 Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 30 23-Mar-2026 06/03/2026 n/a -38,687 Ordinary -38,687 06/03/2026 n/a 38,687 Ordinary 38,687 06/03/2026 n/a -10,580 Ordinary -10,580 06/03/2026 n/a 10,580 Ordinary 10,580 06/03/2026 n/a -36,426 Ordinary -36,426 06/03/2026 n/a 36,426 Ordinary 36,426 06/03/2026 n/a -100,462 Ordinary -100,462 06/03/2026 n/a 98,209 Ordinary 98,209 06/03/2026 n/a -51,118 Ordinary -51,118 06/03/2026 n/a 51,118 Ordinary 51,118 06/03/2026 n/a -21,942 Ordinary -21,942 06/03/2026 n/a 5,248 Ordinary 5,248 06/03/2026 158.67 312 Ordinary 312 06/03/2026 158.67 1,260 Ordinary 1,260 06/03/2026 158.67 1,369 Ordinary 1,369 06/03/2026 158.67 -2,147 Ordinary -2,147 09/03/2026 152.68 173 Ordinary 173 09/03/2026 152.52 -2,013 Ordinary -2,013 09/03/2026 152.68 -3,002 Ordinary -3,002 09/03/2026 152.68 -1,696 Ordinary -1,696 09/03/2026 n/a 9,243 Ordinary 9,243 09/03/2026 n/a 55 Ordinary 55 09/03/2026 n/a -55 Ordinary -55 09/03/2026 n/a 21,000 Ordinary 21,000 09/03/2026 n/a -3,757 Ordinary -3,757 09/03/2026 153.50 106 Ordinary 106 09/03/2026 152.68 352 Ordinary 352 09/03/2026 152.68 154 Ordinary 154 09/03/2026 152.68 197 Ordinary 197 09/03/2026 152.52 -850 Ordinary -850 09/03/2026 152.52 -15 Ordinary -15 09/03/2026 n/a 14,940 Ordinary 14,940 09/03/2026 n/a 5,546 Ordinary 5,546 09/03/2026 n/a -455 Ordinary -455 09/03/2026 n/a 407 Ordinary 407 09/03/2026 n/a -65,945 Ordinary -65,945 09/03/2026 n/a 14,670 Ordinary 14,670 09/03/2026 153.50 70 Ordinary 70 10/03/2026 153.61 -72 Ordinary -72 10/03/2026 153.61 -165 Ordinary -165 10/03/2026 153.61 -5,735 Ordinary -5,735 10/03/2026 153.61 -2,802 Ordinary -2,802 10/03/2026 n/a 3,518 Ordinary 3,518 10/03/2026 n/a -3,518 Ordinary -3,518 10/03/2026 n/a -85 Ordinary -85 10/03/2026 n/a -426 Ordinary -426 Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer out Transfer in Collateral received STATE STREET GLOBAL ADVISORS, LTD. Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer out Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Borrow - for stock borrows STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out

604 Page 31 23-Mar-2026 10/03/2026 n/a -3,822 Ordinary -3,822 10/03/2026 n/a -851 Ordinary -851 10/03/2026 n/a -895 Ordinary -895 10/03/2026 n/a -39,296 Ordinary -39,296 10/03/2026 n/a -2,384 Ordinary -2,384 10/03/2026 n/a -415 Ordinary -415 10/03/2026 n/a -3,402 Ordinary -3,402 10/03/2026 n/a -28,879 Ordinary -28,879 10/03/2026 n/a -2,112 Ordinary -2,112 10/03/2026 n/a -17,431 Ordinary -17,431 10/03/2026 n/a -6,437 Ordinary -6,437 10/03/2026 n/a -6,563 Ordinary -6,563 10/03/2026 n/a -6,089 Ordinary -6,089 10/03/2026 n/a 13,000 Ordinary 13,000 10/03/2026 153.61 260 Ordinary 260 10/03/2026 153.61 308 Ordinary 308 10/03/2026 153.61 308 Ordinary 308 10/03/2026 153.61 -557 Ordinary -557 10/03/2026 154.20 1,475 Ordinary 1,475 10/03/2026 153.61 40 Ordinary 40 10/03/2026 n/a 437 Ordinary 437 10/03/2026 n/a 336 Ordinary 336 10/03/2026 n/a -7,454 Ordinary -7,454 10/03/2026 n/a -36,426 Ordinary -36,426 10/03/2026 n/a -1,466 Ordinary -1,466 10/03/2026 153.61 2,802 Ordinary 2,802 11/03/2026 155.30 246 Ordinary 246 11/03/2026 155.30 4,692 Ordinary 4,692 11/03/2026 155.30 -249 Ordinary -249 11/03/2026 n/a -25,000 Ordinary -25,000 11/03/2026 n/a 321 Ordinary 321 11/03/2026 n/a 1,816 Ordinary 1,816 11/03/2026 n/a 343 Ordinary 343 11/03/2026 n/a 4 Ordinary 4 11/03/2026 n/a -668 Ordinary -668 11/03/2026 n/a -1,816 Ordinary -1,816 11/03/2026 n/a 8,452 Ordinary 8,452 11/03/2026 n/a 982 Ordinary 982 11/03/2026 n/a 827 Ordinary 827 11/03/2026 n/a 38,190 Ordinary 38,190 11/03/2026 n/a 14,923 Ordinary 14,923 11/03/2026 n/a 104,521 Ordinary 104,521 11/03/2026 155.30 154 Ordinary 154 11/03/2026 155.30 32 Ordinary 32 11/03/2026 n/a -246 Ordinary -246 11/03/2026 n/a -59 Ordinary -59 STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in

604 Page 32 23-Mar-2026 11/03/2026 n/a 1,148 Ordinary 1,148 11/03/2026 155.30 249 Ordinary 249 11/03/2026 155.30 1,418 Ordinary 1,418 12/03/2026 153.03 3,207 Ordinary 3,207 12/03/2026 153.09 828 Ordinary 828 12/03/2026 153.54 -714 Ordinary -714 12/03/2026 n/a -27,198 Ordinary -27,198 12/03/2026 n/a 237 Ordinary 237 12/03/2026 n/a 27,198 Ordinary 27,198 12/03/2026 n/a -237 Ordinary -237 12/03/2026 n/a -8,452 Ordinary -8,452 12/03/2026 n/a -982 Ordinary -982 12/03/2026 n/a -827 Ordinary -827 12/03/2026 n/a -38,190 Ordinary -38,190 12/03/2026 n/a -14,923 Ordinary -14,923 12/03/2026 n/a -104,521 Ordinary -104,521 12/03/2026 153.09 154 Ordinary 154 12/03/2026 153.09 1,264 Ordinary 1,264 12/03/2026 n/a -144 Ordinary -144 12/03/2026 n/a -121 Ordinary -121 12/03/2026 n/a -15,705 Ordinary -15,705 12/03/2026 153.09 234 Ordinary 234 13/03/2026 157.89 492 Ordinary 492 13/03/2026 157.89 246 Ordinary 246 13/03/2026 n/a -15,974 Ordinary -15,974 13/03/2026 n/a 4,890 Ordinary 4,890 13/03/2026 n/a -165,222 Ordinary -165,222 13/03/2026 n/a -27,198 Ordinary -27,198 13/03/2026 n/a -26 Ordinary -26 13/03/2026 n/a 11,084 Ordinary 11,084 13/03/2026 n/a 3,000 Ordinary 3,000 13/03/2026 n/a -14,911 Ordinary -14,911 13/03/2026 n/a 14,911 Ordinary 14,911 13/03/2026 n/a -13,000 Ordinary -13,000 13/03/2026 n/a 13,000 Ordinary 13,000 13/03/2026 n/a -692 Ordinary -692 13/03/2026 n/a 692 Ordinary 692 13/03/2026 n/a -356 Ordinary -356 13/03/2026 n/a 356 Ordinary 356 13/03/2026 n/a -8,706 Ordinary -8,706 13/03/2026 n/a 8,594 Ordinary 8,594 13/03/2026 n/a -9,968 Ordinary -9,968 13/03/2026 n/a 9,968 Ordinary 9,968 13/03/2026 n/a -597 Ordinary -597 13/03/2026 n/a 597 Ordinary 597 13/03/2026 n/a 41,881 Ordinary 41,881 Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Borrow - for stock borrows Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 33 23-Mar-2026 13/03/2026 n/a -6,837 Ordinary -6,837 13/03/2026 n/a 5,053 Ordinary 5,053 13/03/2026 n/a -1,534 Ordinary -1,534 13/03/2026 n/a 1,534 Ordinary 1,534 13/03/2026 n/a -31,233 Ordinary -31,233 13/03/2026 n/a 31,233 Ordinary 31,233 13/03/2026 n/a -10,580 Ordinary -10,580 13/03/2026 n/a 10,580 Ordinary 10,580 13/03/2026 n/a -16,559 Ordinary -16,559 13/03/2026 n/a 16,559 Ordinary 16,559 13/03/2026 n/a -51,118 Ordinary -51,118 13/03/2026 n/a 51,118 Ordinary 51,118 13/03/2026 n/a -14,352 Ordinary -14,352 13/03/2026 n/a 14,352 Ordinary 14,352 13/03/2026 n/a -5,248 Ordinary -5,248 13/03/2026 n/a 5,248 Ordinary 5,248 13/03/2026 157.89 304 Ordinary 304 13/03/2026 157.89 -912 Ordinary -912 16/03/2026 154.70 828 Ordinary 828 16/03/2026 154.70 848 Ordinary 848 16/03/2026 n/a -4 Ordinary -4 16/03/2026 n/a -310 Ordinary -310 16/03/2026 n/a 26 Ordinary 26 16/03/2026 n/a 4 Ordinary 4 16/03/2026 n/a 1,000 Ordinary 1,000 16/03/2026 n/a 284 Ordinary 284 16/03/2026 n/a 130 Ordinary 130 16/03/2026 n/a 34,959 Ordinary 34,959 16/03/2026 n/a 218 Ordinary 218 16/03/2026 n/a 460 Ordinary 460 16/03/2026 n/a 62 Ordinary 62 16/03/2026 n/a 49,906 Ordinary 49,906 16/03/2026 n/a 20 Ordinary 20 16/03/2026 154.70 -20 Ordinary -20 16/03/2026 n/a -86 Ordinary -86 16/03/2026 n/a -155 Ordinary -155 16/03/2026 154.70 -400 Ordinary -400 17/03/2026 158.45 -291 Ordinary -291 17/03/2026 158.45 658 Ordinary 658 17/03/2026 155.18 1,104 Ordinary 1,104 17/03/2026 155.18 678 Ordinary 678 17/03/2026 155.18 1,272 Ordinary 1,272 17/03/2026 n/a 60,361 Ordinary 60,361 17/03/2026 n/a 27,400 Ordinary 27,400 17/03/2026 n/a -938 Ordinary -938 17/03/2026 n/a -130 Ordinary -130 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 34 23-Mar-2026 17/03/2026 n/a -34,959 Ordinary -34,959 17/03/2026 n/a -218 Ordinary -218 17/03/2026 n/a -460 Ordinary -460 17/03/2026 n/a -62 Ordinary -62 17/03/2026 n/a -49,906 Ordinary -49,906 17/03/2026 n/a -20 Ordinary -20 17/03/2026 n/a 14,479 Ordinary 14,479 17/03/2026 n/a -14,911 Ordinary -14,911 17/03/2026 n/a -13,000 Ordinary -13,000 17/03/2026 n/a 13,000 Ordinary 13,000 17/03/2026 n/a 1,000 Ordinary 1,000 17/03/2026 n/a 568 Ordinary 568 17/03/2026 n/a -692 Ordinary -692 17/03/2026 n/a 692 Ordinary 692 17/03/2026 n/a -356 Ordinary -356 17/03/2026 n/a 356 Ordinary 356 17/03/2026 n/a -8,508 Ordinary -8,508 17/03/2026 n/a 8,799 Ordinary 8,799 17/03/2026 n/a -9,968 Ordinary -9,968 17/03/2026 n/a 9,968 Ordinary 9,968 17/03/2026 n/a -597 Ordinary -597 17/03/2026 n/a 597 Ordinary 597 17/03/2026 n/a -41,881 Ordinary -41,881 17/03/2026 n/a 41,881 Ordinary 41,881 17/03/2026 n/a -4,898 Ordinary -4,898 17/03/2026 n/a 4,954 Ordinary 4,954 17/03/2026 n/a -1,534 Ordinary -1,534 17/03/2026 n/a 1,534 Ordinary 1,534 17/03/2026 n/a -31,233 Ordinary -31,233 17/03/2026 n/a 31,233 Ordinary 31,233 17/03/2026 n/a -10,580 Ordinary -10,580 17/03/2026 n/a 10,580 Ordinary 10,580 17/03/2026 n/a -16,559 Ordinary -16,559 17/03/2026 n/a 16,559 Ordinary 16,559 17/03/2026 n/a -51,118 Ordinary -51,118 17/03/2026 n/a 51,118 Ordinary 51,118 17/03/2026 n/a -14,352 Ordinary -14,352 17/03/2026 n/a 14,352 Ordinary 14,352 17/03/2026 n/a -5,248 Ordinary -5,248 17/03/2026 n/a 5,248 Ordinary 5,248 17/03/2026 155.18 312 Ordinary 312 17/03/2026 155.18 234 Ordinary 234 17/03/2026 155.18 69 Ordinary 69 17/03/2026 155.18 159 Ordinary 159 17/03/2026 155.18 -5,667 Ordinary -5,667 17/03/2026 158.45 949 Ordinary 949 18/03/2026 156.40 384 Ordinary 384 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 35 23-Mar-2026 18/03/2026 n/a 10,000 Ordinary 10,000 18/03/2026 n/a -12,921 Ordinary -12,921 18/03/2026 n/a -3,000 Ordinary -3,000 18/03/2026 n/a -14,479 Ordinary -14,479 18/03/2026 n/a -12,921 Ordinary -12,921 18/03/2026 n/a 27,400 Ordinary 27,400 18/03/2026 155.80 1,049 Ordinary 1,049 18/03/2026 156.38 387,606 Ordinary 387,606 18/03/2026 156.40 212 Ordinary 212 18/03/2026 156.38 9,638 Ordinary 9,638 18/03/2026 156.38 17,870 Ordinary 17,870 18/03/2026 n/a 37 Ordinary 37 18/03/2026 n/a -106 Ordinary -106 18/03/2026 n/a -577 Ordinary -577 19/03/2026 151.80 1,559 Ordinary 1,559 19/03/2026 154.50 -5,601 Ordinary -5,601 19/03/2026 156.38 -5,198 Ordinary -5,198 19/03/2026 151.35 828 Ordinary 828 19/03/2026 152.89 -195 Ordinary -195 19/03/2026 n/a -4,313 Ordinary -4,313 19/03/2026 n/a -7,569 Ordinary -7,569 19/03/2026 n/a -1,355 Ordinary -1,355 19/03/2026 n/a -6,738 Ordinary -6,738 19/03/2026 n/a -91,239 Ordinary -91,239 19/03/2026 n/a -477,716 Ordinary -477,716 19/03/2026 n/a -2,101 Ordinary -2,101 19/03/2026 n/a -135,944 Ordinary -135,944 19/03/2026 n/a -3,735 Ordinary -3,735 19/03/2026 n/a -9,928 Ordinary -9,928 19/03/2026 n/a -14,032 Ordinary -14,032 19/03/2026 n/a -2,026 Ordinary -2,026 19/03/2026 n/a 2,270 Ordinary 2,270 19/03/2026 n/a 9,122 Ordinary 9,122 19/03/2026 n/a -4,204 Ordinary -4,204 19/03/2026 n/a -121,976 Ordinary -121,976 19/03/2026 n/a -6,820 Ordinary -6,820 19/03/2026 n/a -106 Ordinary -106 19/03/2026 n/a -135,032 Ordinary -135,032 19/03/2026 n/a -21,119 Ordinary -21,119 19/03/2026 n/a 106 Ordinary 106 19/03/2026 n/a -291 Ordinary -291 19/03/2026 n/a -4,168 Ordinary -4,168 19/03/2026 n/a -2,257 Ordinary -2,257 19/03/2026 n/a -3,453 Ordinary -3,453 19/03/2026 n/a -1,897 Ordinary -1,897 19/03/2026 n/a -19,981 Ordinary -19,981 STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 36 23-Mar-2026 19/03/2026 n/a -2,311 Ordinary -2,311 19/03/2026 n/a -27,048 Ordinary -27,048 19/03/2026 n/a -784 Ordinary -784 19/03/2026 n/a -837 Ordinary -837 19/03/2026 n/a -116 Ordinary -116 19/03/2026 n/a -1,917 Ordinary -1,917 19/03/2026 n/a -290,773 Ordinary -290,773 19/03/2026 n/a -40,559 Ordinary -40,559 19/03/2026 n/a -1,651 Ordinary -1,651 19/03/2026 n/a -93,360 Ordinary -93,360 19/03/2026 n/a -206 Ordinary -206 19/03/2026 n/a -106 Ordinary -106 19/03/2026 n/a 1,463 Ordinary 1,463 19/03/2026 151.35 218 Ordinary 218 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 37 23-Mar-2026 Annexure B This is Annexure B referred to in Form 604, Notice of change of interest of substantial holder 23/03/2026 Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must return securities collateral if the borrower returns the borrowed securities or equivalent securities) Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date. Securities collateral is returned on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and ownership is enforce; (2) Yes If yes, in what detail? (1) Only if the borrower defaults and ownership is enforced; Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were transferred, as indicated in Annexure A to this notice Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“title transfer”) over the securities as collateral to secure a securities loan. (See Part A of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Securities Lending Authorisation Agreement If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if instructed to by the borrower (2) As determined by the owner of the securities Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered by State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) No (2) Yes. (Borrower has the right to vote, but may on-lend securities) Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as lender of the securities under securities lending authorisation agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has lent the securities and retains relevant interest as per Part B of this Annexure.) Type of agreement: Securities Lending Authorisation Agreement/ Global Master Securities Lending Agreement/ Securities Loan Agreement. A pro forma copy of the agreement will be given if requested by the ASIC or the company or responsible entity to whom the prescribed report is given.

604 Page 38 23-Mar-2026 Annexure C This is Annexure C referred to in Form 604, Notice of change of interest of substantial holder 23/03/2026 If yes, in which circumstances? n/a Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Are there any restrictions on voting rights? (1) Yes, but only if the lender recalls the loan and exercises its right to become the registered holder (2) Yes (while registered holder) If yes, in what detail? (1) Only if the lender recalls the loan and exercises its right to become the registered holder (2) Borrower may exercise voting rights (while registered holder) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to the borrower are set out in Annexure A to this notice Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company lends the securities under securities lending agreement, and retains relevant interest through the right to recall the securities or equivalent securities. Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if the borrower is the registered holder. However the securities are on- lent by the borrower as per Part B of this Annexure (2) n/a Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) Yes (if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure) (2) No, not during term of securities loan Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as borrower of the securities under securities lending agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has on-lent the securities and retains relevant interest as per Part A of this Annexure.) Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement/Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given.

604 Page 39 23-Mar-2026 If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must release pledged securities if the borrower returns the borrowed securities or equivalent securities) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were pledged, as indicated in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled release date. Securities are released from pledge on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] No scheduled release date. Securities are released from pledge on termination of related securities loan or the provision of alternative collateral Holder of voting rights LENDER Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and pledge is enforced If yes, in what detail? (1) Only if the borrower defaults and pledge is enforced (2) In accordance with ordinary rights as registered holder, either directly or through nominee holder Part C: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“pledge”) over the securities as collateral to secure a securities loan. (See Part B of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Security Agreement: If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested.